Valley Forge Life Insurance Company

A Stock Company

Executive Office:                                    Home Office:
CNA Plaza                                            401 Penn St.
Chicago, Illinois  60685                             Reading, Pennsylvania 19601




                           SYSTEMATIC WITHDRAWAL RIDER

This rider forms a part of the contract to which it is attached.

Before the annuity date, you may choose to receive systematic withdrawals by written notice. Your payment period may be on a monthly, quarterly, semi-annual or annual basis. No payment period may begin after the 28th day of any month.

We will make the withdrawals from the subaccounts or Fixed Account I as you specify. Withdrawals will begin one payment period after we receive your written notice. Systematic withdrawals are subject to the minimums shown on the contract data page. The withdrawals may be either:

1.   A specified dollar amount; or

2.   Specified whole percentages of subaccount or fixed account value.

If a subaccount or fixed account from which withdrawals are made becomes zero, the systematic withdrawal will be reapportioned among the remaining subaccounts and fixed account(s).

Once systematic withdrawal payments begin, they will continue until:

1.   You tell us to stop payments; or

2.   You begin receiving annuity payments; or

3.   The contract is canceled due to a total withdrawal or your death.

Systematic withdrawals may be subject to withdrawal charges. Please refer to the Waiver of Withdrawal Charge provision on the contract data page.

Consult your tax advisor regarding the tax consequences of this or any withdrawal.

Signed for the Company at its Executive Offices in Chicago, Illinois on the contract date.